Exhibit 99.1

ROGERS TELECOM HOLDINGS INC.
(PREVIOUSLY CALL-NET ENTERPRISES INC.)

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ending June 30, 2005

Management’s Discussion and Analysis (MD&A) is intended to help readers understand the dynamics of our business and the key factors underlying our financial results. It explains trends in our financial condition and results of our operations for the quarter and year-to-date ended June 30, 2005 compared with our operating results for the corresponding periods ended June 30, 2004. It also compares our balance sheet as at June 30, 2005 to our balance sheet as at December 31, 2004. This MD&A should be read in conjunction with our interim consolidated financial statements for June 30, 2005 and audited consolidated financial statements and MD&A for December 31, 2004. Additional information relating to our company, including our annual information form (AIF), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. Statements that are not historical fact and are based on current expectations, estimates and assumptions are forward-looking statements.

This MD&A contains forward-looking statements about our business. Inherent in these statements are known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of our company to differ materially from those expressed or implied by such statements. Such factors include, among others, general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition and our ability to attract and retain key employees.

NON GAAP FINANCIAL MEASURES

Certain financial measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this MD&A. At the point where each non-GAAP financial measure is first discussed, a table has been provided to reconcile that financial information to the most directly comparable GAAP measure.

EBITDA
Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used to analyze operating results. We define EBITDA as revenue less carrier charges and operating costs, and we use it as a benchmark of operating performance and as a component in determining management’s short and long-term incentive compensation. We caution you that EBITDA as calculated by us may not be comparable to similarly titled amounts reported by other companies.

Free Cash Flow
We define free cash flow as EBITDA less financing costs (including interest expense on long-term debt, servicing fees, bank charges and any late payment charges), cash income taxes paid, net capital expenditures and the cash component of changes in deferred costs. We use free cash flow as a measure of our ability to maintain operations, service debt and grow our business.

OVERVIEW

ROGERS COMMUNICATIONS INC. PURCHASE OF CALL-NET ENTERPRISES INC.

On May 11, 2005, Call-Net Enterprises Inc. (Call-Net) and Rogers Communications Inc. (RCI) entered into a definitive agreement under which RCI would acquire the entire Company in a stock for stock transaction under a “Plan of Arrangement” pursuant to Section 192 of the Canada Business Corporation Act. On June 29, 2005, the Call-Net’s

shareholders voted to approve the acquisition pursuant to the Plan of Arrangement. Final approval for the arrangement was received from the Ontario Superior Court of Justice on June 30, 2005. The transaction closed and was effective on July 1, 2005 (the Effective Date). Upon or immediately prior to the July 1, 2005, closing date the following occurred:

•	The Shareholders’ Rights Plan was terminated (and all rights thereunder expired) immediately prior to the Effective Date and were of no further force or effect;
•
Each common share (other than common shares in respect of which the Shareholder has validly exercised his or her right of dissent) was deemed to be transferred to Call-Net Acquisition Company, in the case of Non-Taxable Holders, and to RCI in the case of all other Shareholders, for RCI Non-Voting Shares on the basis of one RCI Non-Voting Share for every 4.25 common shares;

•	Each common share in respect of which a Shareholder has validly exercised his or her right of dissent was deemed to be transferred to Call-Net for cancellation;
•	The Preferred Share was deemed to be redeemed by Call-Net for $1.00, being the redemption price thereof;
•
Each holder of the Call-Net’s Stock Options that were outstanding and unexercised immediately prior to the Effective Date received options to acquire RCI Non-Voting Shares under the RCI Stock Option Plan in replacement for such Stock Options; and

•
With respect to any of the Company’s RSUs and DSUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), in no event represented any entitlement to receive or otherwise acquire common shares or to acquire RCI Non-Voting Shares, but otherwise the rights of a holder thereof were unaffected and each such holder were paid on the Effective Date the amount to which such holder was entitled in respect of such holder’s RSUs and DSUs.

Additional information concerning the Plan of Arrangement is contained in the Company’s Management Proxy Circular dated May 25, 2005 which has been filed on SEDAR and EDGAR.

On July 7, 2005, Call-Net Enterprises Inc. was renamed Rogers Telecom Holdings Inc. (the Company) and Sprint Canada Inc. was renamed Rogers Telecom Inc.

The change of control triggered on July 1, 2005 has the following impacts on the Company:

•
Pursuant to the terms of the Company’s stock-based compensation plans, the change of control triggers all outstanding stock options and RSUs to vest, which will result in additional compensation expense of $4.1 million at July 1, 2005.

•	Certain change of control provisions in senior executive employment contracts will be triggered costing approximately $3.4 million on July 1, 2005.

•	The change of control allows the Company or Sprint U.S. to terminate the Sprint agreement and the Company has given such notice with the termination to be effective September 29, 2005.

•
Upon change of control, the Company is required to offer to purchase all outstanding senior secured notes within 30 days of July 1, 2005 at a purchase price of 101 per cent of their principal amount plus accrued and unpaid interest to the date of purchase.

•
The Effective Date also triggered a transaction success fee to an investment banking firm of $6.1 million. The contingent fee has been put into escrow and is shown as restricted cash within other current assets at June 30, 2005.

•	On July 25, 2005, the Company commenced the termination process for its $55.0 million accounts receivable securitization program.

Rogers Telecom Holdings Inc.’s Business

We are a national, full-service, facilities-based telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers or ILECs. Primarily through our wholly-owned subsidiary Rogers Telecom Inc., formerly known as Sprint Canada Inc., we offer home phone, long distance, dial-up Internet and wireless services to residential customers in Canada’s largest metropolitan areas. We also offer local, enhanced voice, long distance, data and Internet protocol (IP) solutions to Canadian businesses and governments of all sizes and across three types of customers: consumers, businesses and other communications companies.

SECOND QUARTER 2005 OPERATING RESULTS

HIGHLIGHTS

Revenue Growth
In the second quarter of 2005, our total revenue grew by $16.6 million, or eight per cent compared to the same quarter last year to $217.4 million. Consistent with previous quarters, year-over-year growth in our Business Services and Consumer Services operations was offset somewhat by declines in Carrier Services revenue, which now represents 16 per cent of total company revenue, down from 23 per cent in the same quarter last year.

Data and local services continue their strong growth and represent 26 per cent and 29 per cent of consolidated revenue, up from 25 per cent and 21 per cent respectively from the same quarter last year. Our exposure to long distance pricing continues to decline, with long distance comprising 42 per cent of total revenue in the quarter, down from 53 per cent in the same quarter last year.

Second Quarter Revenue by Product

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Long distance service	92.1	106.8	187.7	221.1	(14.7)	(14%)	(33.4)	(15%)
Data service	57.5	50.2	116.4	99.1	7.3	15%	17.3	17%
Local service	63.8	41.3	122.2	78.7	22.5	54%	43.5	55%
Wireless service	4.0	2.5	6.9	4.4	1.5	60%	2.5	57%
Total revenue	217.4	200.8	433.2	403.3	16.6	8%	29.9	7%

We operate two growth businesses: Consumer Services and Business Services. The revenue in each of these businesses continued to grow in the second quarter compared to the same quarter last year; Consumer Services by 10 per cent and Business Services by 23 per cent. Growth was fueled by our ongoing migration into new products and services. In Consumer Services, growth came from our continued success in selling bundled home phone service; while in Business Services, growth came primarily from the inclusion of the Bell/360 acquisition, but was enhanced by the sale of IP-enabled data services. Our Carrier Services business declined by 21 per cent, reflecting continued declines in pricing in this market.

Second Quarter Revenue by Product and by Business

	Three Months Ended June 30, 2005
	Revenue dollars (millions)				Revenue percentage
	Total	Consumer	Business	Carrier	Total	Consumer	Business	Carrier
Long distance service	92.1	30.7	37.1	24.3	42%	14%	17%	11%
Data service	57.5	2.3	45.6	9.6	26%	1%	21%	4%
Local service	63.8	42.5	19.3	2.0	29%	20%	9%	1%
Wireless service	4.0	4.0	-	-	2%	2%	0%	0%
Total revenue	217.4	79.5	102.0	35.9	100%	37%	47%	16%

We continued our success in selling local and home phone service bundles, adding 14,400 net consumer lines and 5,900 net equivalent business lines for a total of 20,300 lines in the quarter and bringing our total number of local line equivalents to over 515,400. Overall churn for the quarter was 3.3 per cent, up from 2.1 per cent in the same quarter last year due to increased customer moves and competitor activity.

Lines and Customers

	2005		2004
	Q2	Q1	Q4	Q3	Q2
			(restated)[3]
Consumer home phone service net adds	14,400	25,300	25,500	26,800	27,300
Business local line equivalents net adds	5,900	4,900	68,100	7,700	7,900
Consumer home phone service lines	350,500	336,100	310,800	285,300	258,500
Business local line equivalents[1]	164,900	159,000	154,100	86,000	78,300
Total local lines	515,400	495,100	464,900	371,300	336,800
Average monthly churn[2]	3.3%	2.1%	2.1%	2.7%	2.1%
Consumer long distance customers	539,000	541,600	545,100	544,700	587,600
Consumer dial-up customers	43,300	47,400	51,700	55,900	60,200
Consumer wireless lines	31,500	31,900	30,600	27,000	22,400

1	Business local line equivalents include primary rate interfaces (PRIs) quantified as 23 individual business lines (IBLs).
2	Average monthly churn equals monthly disconnections divided by the average number of lines per month.
3	The restatement in business local lines is due to the reclassification of 6,000 lines from retail to wholesale in the Bell/360 customer base.

Home phone service bundles continue to grow
We have focused on selling product bundles to our consumer customers using home phone service as the foundation product, in an effort to reduce churn and increase our share of our customers’ monthly communications spend. In the second quarter of 2005, 74 per cent of Consumer Services revenue came from customers who purchased more than one product from us, as compared to 60 per cent in the same quarter last year. Most of these customers purchased a bundle of home phone and long distance services, while some took additional products such as a wireless second line or dial-up Internet access.

We believe that our bundled home phone service business has many characteristics desirable in consumer telecommunications, including a relatively stable monthly spend consisting of basic service, features and long distance service, a healthy contribution to margin, a reliable cost of acquisition, and the potential for significant growth of the customer base.

Residential Home Phone Service Bundles

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes
	2005	2004	2005	2004	prior year		on YTD
Consumer home phone service lines
Gross additions	51,800	44,700	95,600	85,300	7,100	16%	10,300	12%
Net additions	14,300	27,300	39,700	52,500	(13,000)	(48%)	(12,800)	(24%)
Churn	3.6%	2.4%	3.0%	2.4%		1.2%		0.6%
Average monthly revenue per line	$60.01	$59.86	$60.06	$60.38	$0.15	0%	($0.32)	(1%)
Cost of acquisition ($ millions)
Selling and marketing costs	$9.8	$9.7	$18.1	$19.8	$0.1	1%	($1.7)	(9%)
Activation costs	5.2	5.5	10.4	10.0	(0.3)	(6%)	0.4	4%
Total cost of acquisition	$15.0	$15.2	$28.4	$29.8	($0.3)	(2%)	($1.4)	(5%)
Cost of acquisition per line	$290	$339	$297	$349	($51)	(15%)	($69)	(20%)

Customer churn in home phone service in the quarter averaged 3.6 per cent, up from an average of 2.4 per cent in the same quarter last year. The increase was mainly due to increase in customer moves (to non-serviceable areas or places with existing services) and aggressive win back activities by competitors. Strategies implemented to mitigate the problem included the introduction of contracts, launching pro-active retention activities according to the newly developed predictive model, and more actively retaining customers who indicated the intention to churn. Further, with the launch of our own facilities-based high-speed Internet product later this year combined with an increased bundling capability with existing products and services in the Rogers Group of Companies, namely wireless, cable TV and high speed internet will address primary reasons for customer churn.

Average revenue per line (ARPL) includes revenue from home phone and long distance services together with additional bundled revenue from products such as Fido® wireless and dial-up Internet, all divided by the average number of lines. ARPL was up $0.15 per line from $59.86 during the same period last year due to new pricing for HPS and Wireless launched at the beginning of Q2. These increases more than offset the declines in the amount of long distance revenue in the bundle.

Finally, our cost of acquisition and provisioning continues to fall. In the second quarter, we spent an average of $290 to acquire and provision a home phone service line, down from $339 in the same quarter last year. Activation costs decreased by $0.3 million or 6 per cent and selling and marketing costs increased slightly, we have provisioned 16% more customers compared to the same quarter last year. This demonstrates we have made significant efficiency improvements in selling, marketing, and provisioning new customers.

Business Services Enhances Focus on Next-Generation Data and Local Services

IP Enabled Solutions continues to win converts
Our IP Enabled Solutions continues to drive data revenue growth, increasing by 30 per cent in the second quarter of 2005 as compared to the same quarter last year. Our IP solution allows our customers to leverage the benefits of this technology through hybrid networks and has several advantages:

•	A single flexible network that encompasses a range of access types from DSL to ethernet allowing a customer to tailor a solution to precisely match the requirements of each site;

•	A migration path from legacy frame relay service that delivers more bandwidth, more flexibility and a platform for emerging converged IP applications; and

•	An opportunity to simplify customers’ data solutions, moving from disparate services to a single IP platform.

Cross-border services are an important source of growth and profits
We continue to succeed in our initiative with Sprint Communications Company L.P. (Sprint) to win a greater share of the cross-border market. Our revenue from cross-border initiatives grew by 1 per cent in the second quarter of 2005 over the same quarter last year and is now 17 per cent of our Business Services revenue. Sprint and Rogers Telecom Inc. offer a unique value proposition to North American business in the provision of seamless North American telecommunications services. We expect continued success in the remainder of 2005.

Local service bundles are attractive in the business market
The small and medium enterprise (SME) market in Canada has been an important source of growth in local service bundles. Not only do we offer SMEs the benefits of local access and long distance services at reduced rates, but we also provide high-speed Internet access. In the second quarter of 2005, business local service revenue increased by $8.9 million, or 86 per cent from the same quarter last year, and contributed to average churn levels of 1.8 per cent. At the end of the second quarter, we had 164,900 local lines in service compared to 78,300 in the same quarter last year.

BUSINESS UNIT RESULTS

CONSUMER SERVICES

Consumer Services Revenue
Over the past year, quarterly consumer revenue has grown by $6.9 million or 10 per cent to $79.5 million, compared to the same period last year. In general, growth has been driven by our success in selling bundled home phone and wireless service, offset by declines in long distance service and dial-up Internet access revenue.

Consumer Services Revenue and Operating Costs

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
		(restated)
Long distance service	30.7	37.7	62.9	77.7	(7.0)	(19%)	(14.8)	(19%)
Data service	2.3	3.4	4.9	7.0	(1.1)	(32%)	(2.1)	(30%)
Local service	42.5	29.0	80.7	55.8	13.5	47%	24.9	45%
Wireless service	4.0	2.5	6.9	4.4	1.5	60%	2.5	57%
Total revenue	79.5	72.6	155.4	144.9	6.9	10%	10.5	7%
Consumer Services operating costs	26.2	31.2	50.3	62.5	(5.0)	(16%)	(12.2)	(20%)

Local, or home phone service, revenue was $42.5 million in the quarter, an increase of 47 per cent or $13.5 million from the same quarter last year. The growth in customer count has been consistent and in this quarter, the revenue from home phone service represents slightly more than 53 per cent of total consumer revenue.

Consumer long distance revenue was $30.7 million, down $7.0 million from the same quarter last year. This is a result of a 17 per cent decline in the average revenue per minute (ARPM) for long distance service over the same quarter last year. Offsetting declines in ARPM, average costs per minute (ACPM) decreased at 27 per cent.

The total volume of long distance minutes decreased by approximately two per cent to 389 million minutes in the second quarter compared to the same quarter last year, driven by a larger than expected churn in customers. In the second quarter, long distance revenue accounted for only 39 per cent of our total Consumer Services revenue. Furthermore, 48 per cent of long distance revenue comes from customers who buy long distance service in a bundle with home phone service.

Revenue from dial-up Internet customers was $2.3 million for the quarter, a decline of $1.1 million, or 32 per cent from the same quarter last year. The number of subscribers stood at 43,300 at quarter-end, down 28 per cent from the same quarter last year. The loss in number of dial-up customers represents continued migration of Canadian households to high-speed Internet service. We anticipate that Rogers Telecom’s own high-speed Internet offering using ADSL technology, which will be available in the fourth quarter of 2005, will serve to reverse this decline in data revenue.

Under our bundled wireless service offer using the Fido® brand, we activated 1,000 net new lines in the second quarter, and ended the quarter with 31,000 customers and 32,900 lines. Net additions are running at a slower pace than previous quarters due to the uncertainty over the fate of the Fido® brand in the wake of the acquisition of Microcell Solutions Inc. by Rogers Communications Inc. and the subsequent acquisition of Call-Net. Revenue from wireless service was $4.0 million for the quarter, up 60 per cent from $2.5 million in the same quarter last year.

Consumer Services Operating Costs
Operating costs in Consumer Services were $26.2 million, down $5.0 million, or 16 per cent from the same quarter last year. The decrease in operating costs year-over-year is partially the result of the transfer of certain provisioning operations and some marketing functions from Consumer Services. After adjusting for this transfer, operating costs in Consumer Services were down by 6 per cent over the comparable period last year due to productivity and efficiency gains in selling and marketing.

BUSINESS SERVICES

Business Services Revenue
In the second quarter of 2005, our Business Services revenue was $102.0 million, up $19.0 million, or 23 per cent from the same quarter last year. Growth over last year was a result of the inclusion of the Bell/360 transaction, an organic increase in local service, and stronger data service sales - including IP Enabled Solutions, offset by a decline in long distance service.

Business Services Revenue and Operating Costs

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Long distance service	37.1	37.5	74.8	77.0	(0.4)	(1%)	(2.2)	(3%)
Data service	45.6	35.1	90.8	68.6	10.5	30%	22.2	32%
Local service	19.3	10.4	37.5	19.7	8.9	86%	17.8	90%
Total revenue	102.0	83.0	203.1	165.3	19.0	23%	37.8	23%
Business Services operating costs	19.8	18.3	39.2	36.6	1.5	8%	2.6	7%

Business Services data revenue grew in the quarter by 30 per cent compared to same quarter last year. We continue to have success in selling IP Enabled Solutions and the growth of this offering is now outpacing the decline in legacy data revenue. Furthermore, the effects of the Bell/360 transaction also served to increase data revenue to $45.6 million, an increase of $10.5 million from the same quarter last year. Data service is our single biggest revenue source, accounting for 45 per cent of Business Services revenue.

Long distance revenue declined by one per cent compared to the same quarter last year. Revenue decline was the result of an 11 per cent decrease in ARPM, partially offset by an 11 per cent increase in minute volumes. Long distance as a percentage of Business Services revenue continues to decline from a level of 45 per cent in the second quarter of 2004 to 36 per cent in this quarter.

Local service revenue grew by 86 per cent to $19.3 million in the second quarter of 2005. We had 111 per cent more local service lines at the end of the second quarter of 2005 than at the end of the same quarter last year. The majority of the year-over-year line growth came from the inclusion of the Bell/360 local business customers.

Business Services Operating Costs
Business Services operating costs totaled $19.8 million in the second quarter of 2005, an increase of $1.5 million or 8 per cent over same quarter last year. This increase is primarily due to the addition of operating expenses associated with the Bell/360 customer base offset by the transfer of certain provisioning operations and some marketing functions from Business Services. After adjusting for these effects, operating costs in Business Services were down by 3.4 per cent over the comparable period last year due to productivity and efficiency improvements in selling and marketing.

CARRIER SERVICES

Our strategy is to optimize the contribution from Carrier Services by focusing on profitability. The carrier market has been under substantial pricing pressure for the past several years and the ongoing results of this business unit reflect this industry trend.

Carrier Services Revenue
Carrier Services revenue declined by $9.3 million or 21 per cent to $35.9 million in the second quarter of 2005, as compared to the same quarter last year. Carrier Services revenue comprises approximately 17 per cent of consolidated revenue and 68 per cent of Carrier Services revenue is from long distance service. ARPM in this segment was down 18 per cent as compared to the same quarter last year, but was offset by ACPM declining by 24 per cent from the same quarter last year. Minute volumes declined by approximately seven per cent from the same period last year across all segments; Canadian, U.S. and international. ARPM and ACPM generally move together in Carrier Services primarily due to the nature of the bilateral arrangements that are in place with many of the U.S. and international carriers.

Carrier Services Revenue and Operating Costs

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Long distance service	24.3	31.6	50.0	66.4	(7.3)	(23%)	(16.4)	(25%)
Data service	9.6	11.7	20.7	23.5	(2.1)	(18%)	(2.8)	(12%)
Local service	2.0	1.9	4.0	3.2	0.1	5%	0.8	25%
Total revenue	35.9	45.2	74.7	93.1	(9.3)	(21%)	(18.4)	(20%)
Carrier Services operating costs	1.7	2.2	3.5	4.4	(0.5)	(23%)	(0.9)	(20%)

Carrier Services Operating Costs
In the second quarter of 2005, Carrier Services operating costs were $1.7 million, down $0.5 million or 23 per cent from the same quarter last year. This decrease is consistent with tight management of costs in this segment and is a consequence primarily of reduced Human Resource costs and the transfer of certain provisioning operations and some marketing functions from Carrier Services. After adjusting for this transfer and other normalizations, operating costs in Carrier Services were down by 26 per cent over the comparable period last year due to productivity and efficiency gains in selling and marketing.

CARRIER CHARGES, OPERATING COSTS & OPERATING PROFIT/(LOSS)

CARRIER CHARGES & GROSS PROFIT

Carrier charges were $100.6 million in the second quarter of 2005, or approximately 46 per cent of revenue. This compares to $100.5 million of carrier charges in the same quarter last year representing 50 per cent of revenue in the same quarter last year. The growth in carrier charges was as a result of the following factors:

•	The addition of the Bell/360 customer base and associated revenue;

•	Continued increases in costs associated with the increased volume of local and wireless services; and

•	An increase in the cost of providing data service due to increased volumes.

The reduction in the percentage of revenue consumed by carrier charges is a result of the following factors:

•	A reduction in the cost of providing long distance and data services due to network optimization efforts; and

•	The going forward impact of the Competitor Digital Network Access services decision (Telecom Decision CRTC 2005-6) which reduced access and other related service costs by $6.6 million in the quarter.

Carrier Charges & Gross Profit

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Carrier charges	100.6	100.5	198.0	195.6	0.1	0%	2.4	1%
% of Revenue	46.3%	50.0%	45.7%	48.5%		(3.8%)		(2.8%)
Gross profit	116.8	100.3	235.2	207.7	16.5	16%	27.5	13%
Gross profit margin %	53.7%	50.0%	54.3%	51.5%		3.8%		2.8%

The reduction in carrier charges as a percentage of revenue translated into an increased gross profit and a higher gross profit margin percentage. Gross profit was $116.8 million compared to $100.3 million in the same quarter last year, an increase of $16.5 million or 16 per cent. On a consolidated basis, our profit margin increased from the same period last year across all product categories except for long distance service. The underlying profitability of our non-long distance services continues to improve as we gain economies of scale in local service, and as we make more effective use of the benefits of our hybrid network, leasing when appropriate and building when the economics warrant.

OPERATING COSTS

Overall, second quarter operating costs were $85.2 million, up from $77.9 million in the same quarter last year. The year-over-year increase of $7.3 million in operating costs is due to the inclusion of the operations associated with the Bell/360 base of customers. Operating costs as a percentage of revenue have been relatively stable at approximately 39 per cent in both the second quarter of 2005 and in the same quarter last year reflecting our ability to maintain stable growth without incurring increased operating expenses.

Network Operations and Corporate Costs
Network operations and corporate costs in the second quarter 2005 were $37.5 million, up from $26.2 million in the same quarter last year. This increase is related to the movement of our provisioning operations and some marketing functions from Consumer, Business and Carrier Services to network operations & corporate administration.

Operating Costs

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Consumer Services	26.2	31.2	50.3	62.5	(5.0)	(16%)	(12.2)	(20%)
Business Services	19.8	18.3	39.2	36.6	1.5	8%	2.6	7%
Carrier Services	1.7	2.2	3.5	4.4	(0.5)	(23%)	(0.9)	(20%)
Network operations & corporate	37.5	26.2	74.8	55.3	11.3	43%	19.5	35%
Total operating costs	85.2	77.9	167.8	158.8	7.3	9%	9.0	6%
% of Revenue	39.2%	38.8%	38.7%	39.4%		0.4%		(0.6%)

OPERATING PROFIT (LOSS)

EBITDA
Primarily as a result of the previously mentioned increase in gross profit, offset somewhat by an increase in operating costs, EBITDA for the second quarter 2005 was $31.6 million, an increase of $9.2 million or 41 per cent over the same quarter last year. EBITDA was almost 15 per cent of revenue in the quarter, up from 11 per cent in the same period last year.

EBITDA & Operating Profit (Loss)

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Operating profit (loss)	(7.0)	(13.3)	(7.9)	(23.6)	6.3	(47%)	15.7	(67%)
Depreciation & amortization	36.4	35.7	73.5	72.5	0.7	2%	1.0	1%
Special charges	2.2	-	2.2	-	2.2		2.2
Realignment, restructuring and other charges	-	-	(0.4)	-	-		(0.4)
EBITDA	31.6	22.4	67.4	48.9	9.2	41%	18.5	38%

In the second quarter, we took a special charge of $2.2 million related to the costs incurred in the sale to RCI.

Depreciation and amortization charges totaled $36.4 million, a two per cent increase from the same quarter last year. Depreciation and amortization has generally been falling as our ongoing capital spending program has declined but increased slightly in the last two quarters relative to the same periods last year due to the effects of including the amortization of the Bell/360 customer relationships.

As a consequence of the above factors, operating loss was $7.0 million in the second quarter, an improvement of $6.3 million over the same quarter last year.

OTHER EXPENSES

Interest expense on long-term debt in the quarter was $7.3 million, down from $8.0 million in the same quarter last year. The decline in interest expense on long-term debt was a function of fluctuations in the Canadian dollar exchange rate, which resulted in fluctuations in Canadian dollar interest payments on our senior secured notes as these notes are denominated in U.S. dollars.

In the second quarter, we recorded a foreign exchange loss of $4.2 million primarily due to changes in the principal portion of our long-term debt as a result of the decline in the Canadian dollar against the U.S. dollar. A similar effect occurred in the second quarter of 2004 when the Canadian dollar weakened to a greater extent against the U.S. dollar from the end of prior quarter. A one cent change in the value of the Canadian dollar against the U.S. dollar changes the principal amount of our long-term debt by approximately $3.3 million.

Interest and other expense of $3.2 million is mainly related to the costs associated with the accounts receivable securitization program.

An income tax benefit of $0.4 million is the result of adjusting the large corporation tax provision.

Interest and Other Expenses

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Loss on sale of capital assets	-	(0.9)	-	(0.9)	0.9	(100%)	0.9	(100%)
Gain (Loss) on repurchase of long-term debt	-	-	-	(4.0)	-		4.0	(100%)
Reversal of change in control provisions	-	-	-	4.7	-		(4.7)	(100%)
Interest expense	(7.3)	(8.0)	(14.6)	(17.7)	0.7	(9%)	3.1	(18%)
Interest & other income (expense)	(3.2)	(4.2)	(6.4)	(6.4)	1.0	(24%)	-	0%
Foreign exchange gain (loss)	(4.2)	(6.4)	(6.8)	(14.5)	2.2	(34%)	7.7	(53%)
Income tax benefit (expense)	0.4	(0.3)	1.4	(0.6)	0.7	(233%)	2.0	(333%)
Total interest & other expenses	(14.3)	(19.8)	(26.4)	(39.4)	5.5	(28%)	13.0	(33%)

NET INCOME (LOSS)

As a consequence of the above factors, we recorded a net loss in the quarter of $21.3 million, or $0.59 per share, compared with a net loss of $33.1 million or $0.93 per share in the same quarter last year.

Net Income (Loss)

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Operating profit (loss)	(7.0)	(13.3)	(7.9)	(23.6)	6.3	(47%)	15.7	(67%)
Interest & other income (expenses)	(14.3)	(19.8)	(26.4)	(39.4)	5.5	(28%)	13.0	(33%)
Net income (loss)	(21.3)	(33.1)	(34.3)	(63.0)	11.8	(36%)	28.7	(46%)
Earnings per share - basic	(0.59)	(0.93)	(0.96)	(1.77)	0.34	(37%)	0.81	(46%)

CASH FLOW

CASH FLOW FROM OPERATING ACTIVITIES

Operating activities used $0.6 million of cash in the second quarter and provided $4.5 million in the same quarter last year, which was a decrease of $5.1 million. This decrease was due to several factors, the largest of which related to changes in non-cash working capital resulting from cash placed in escrow relating to the RCI acquisition.

Before changes in non-cash working capital, operating cash flow increased from $11.0 million in the second quarter of 2004 to $19.3 million in the second quarter of 2005.

Cash Flow from Operating Activities

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Net income (loss)	(21.3)	(33.1)	(34.3)	(63.0)	11.8	(36%)	28.7	(46%)
Depreciation & amortization	36.4	35.7	73.5	72.5	0.7	2%	1.0	1%
Foreign exchange loss (gain)	3.6	6.7	4.9	12.7	(3.1)	(46%)	(7.8)	(61%)
Reversal of provisions	-	-	-	(4.7)	-		4.7	(100%)
Loss on repurchase of debt	-	-	-	4.0	-		(4.0)	(100%)
Loss on sale of capital assets	-	0.9	-	0.9
Interest & other expense	0.6	0.8	1.5	2.1	(0.2)	(25%)	(0.6)	(29%)
Realignment & other charges	-	-	(0.4)	-	-		(0.4)
Operating cash flow	19.3	11.0	45.2	24.5	8.3	75%	20.7	84%
Change in non-cash working capital	(19.9)	(6.5)	(21.8)	28.1	(13.4)	206%	(49.9)	(178%)
Cash flow from operating activities	(0.6)	4.5	23.4	52.6	(5.1)	(113%)	(29.2)	(56%)

CASH FLOW FROM INVESTING ACTIVITIES

Overall, investment activities in the second quarter provided $16.8 million of cash compared with the consumption of $28.1 million in the same quarter last year.

Cash Flow from Investing Activities

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Acquisition of capital assets	(11.8)	(10.6)	(28.0)	(24.6)	(1.2)	11%	(3.4)	14%
Increase in long-term investments	-	(0.2)	-	(0.2)	0.2	(100%)	0.2	(100%)
Net proceeds from disposal of capital assets	-	0.4	-	0.4	(0.4)	(100%)	(0.4)	(100%)
Acquisitions of Bell/GT CLEC assets	(1.7)	-	(1.7)	-	(1.7)		(1.7)
Acquistion of intangible assets		-	(1.6)	-	-		(1.6)
Investing cash flow	(13.5)	(10.4)	(31.3)	(24.4)	(3.1)	30%	(6.9)	28%
Change in short-term investments	30.3	(17.7)	13.1	48.3	48.0	(271%)	(35.2)	(73%)
Cash flow from investing activities	16.8	(28.1)	(18.2)	23.9	44.9	(160%)	(42.1)	(176%)

Excluding changes in short-term investments, investment activities consumed $13.5 million, or six per cent of revenue, as compared to $10.4 million in the same quarter last year. Included in investing cash flow is the deposit for GT/Bell CLEC assets option of $1.7 million. Capital investments totaling $11.8 million were made to expand local service, prepare for launch of high-speed Internet, improve existing systems, enhance cost efficiency, and accommodate other new products.

CASH FLOW FROM FINANCING ACTIVITIES

In the quarter, financing activities included two offsetting items, the partial payment of the right-of-way liability of $0.3 million and an issuance of common shares of $0.3 million.

Cash Flow from Financing Activities

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes on
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		YTD
Change in right-of-way liability	(0.3)	(0.5)	(0.6)	(0.9)	0.2	(40%)	0.3	(33%)
Issuance of Common Shares	0.3	-	0.3	-	0.3		0.3
Repurchase of long-term debt	-	-	-	(104.8)	-		104.8	(100%)
Cash flow from financing activities	-	(0.5)	(0.3)	(105.7)	0.5	(100%)	105.4	(100%)

FREE CASH FLOW

In the second quarter, we had free cash flow of $9.2 million. This compares with free cash flow of $2.6 million in the same quarter last year. We continue to be free cash flow positive as the strong financial performance in EBITDA is more than sufficient to pay for financing costs, taxes and capital expenditures.

Free Cash Flow

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		on YTD
EBITDA	31.6	22.4	67.4	48.9	9.2	41%	18.5	38%
Financing costs	(8.4)	(9.4)	(16.7)	(19.7)	1.0	(11%)	3.0	(15%)
Cash income taxes paid	(0.3)	(0.3)	(0.6)	(0.6)	-	0%	-	0%
Net capital expenditures	(13.5)	(10.2)	(29.7)	(24.2)	(3.3)	32%	(5.5)	23%
Cash component of change in deferred costs	(0.2)	0.1	(0.5)	(0.4)	(0.3)	(300%)	(0.1)	25%
Free cash flow	9.2	2.6	19.9	4.0	6.6	254%	15.9	398%
Change in non-cash working capital & other	(21.6)	(8.5)	(24.5)	24.2	(13.1)	154%	(48.7)	(201%)
Acquisition of Bell/GT capital asset option	(1.7)	-	(1.7)	-	(1.7)		(1.7)
Acquisitions	-	-	(1.6)	-	-		(1.6)
Change in right-of-way liability	(0.3)	(0.5)	(0.6)	(0.9)	0.2	(40%)	0.3	(33%)
Issuance of common shares	0.3	-	0.3	-	0.3		0.3
Repurchase of long-term debt	-	-	-	(104.8)	-		104.8	(100%)
Change in cash, cash equivalents & short-term investments	(14.1)	(6.4)	(8.2)	(77.5)	(7.7)	120%	69.3	(89%)
Increase (Decrease) in short-term investments	30.3	(17.7)	13.1	48.3	48.0	(271%)	(35.2)	(73%)
Change in cash & cash equivalents	16.2	(24.1)	4.9	(29.2)	40.3	(167%)	34.1	(117%)

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity position declined slightly in the second quarter from the same quarter last year as our cash and short-term investments balance fell to $65.5 million a decrease of $7.1 million or 10 per cent from the same quarter last year. A large portion of this variance is due to changes in non-cash working capital including the amount of $6.1 million classified as restricted cash in connection with the acquisition by RCI.

Cash and short-term investments are generally invested in liquid Canadian dollar or U.S. dollar denominated securities with maturities no greater than one year.

Acquisition and Integration of GT/360 Assets from Bell Canada
During the three months ended June 30, 2005, the Company also entered into a letter of agreement with Bell Canada to purchase certain local and interexchange carrier network assets in New Brunswick and Nova Scotia for a purchase price of $12.6 million, which is expected to close in the third quarter of 2005, and to purchase an option to acquire certain other CLEC network assets, valued at $22.4 million in Eastern Canada.  The cost of the option of $1.7 million was paid in the second quarter and was included in other assets as at June 30, 2005.  The balance of the purchase price for the optioned assets, to a maximum of $20.7 million, is payable upon delivery of the assets which will occur upon exercise of the option, expected at the end of 2006.   The letter of agreement also provides for the extension of the transitional services agreement by 12 to 18 months beyond the initial term which was set to end December 31, 2006.

Cash Reconciliation

	Three Months Ended		Year-to-Date
	June 30,	June 30,	June 30,	June 30,	Change from		Changes
(in millions of Canadian dollars)	2005	2004	2005	2004	prior year		on YTD
Cash & short-term investments - Opening	79.6	79.0	73.7	150.1	0.6	1%	(76.4)	(51%)
Free cash flow	9.2	2.6	19.9	4.0	6.6	254%	15.9	398%
Change in non-cash working capital and other charges	(21.6)	(8.5)	(24.5)	24.2	(13.1)	154%	(48.7)	(201%)
Acquisition of Bell/GT capital asset option	(1.7)	-	(1.7)	-	(1.7)		(1.7)
Acquisitions	-	-	(1.6)	-	-		(1.6)
Repurchase of long-termdebt	-	-	-	(104.8)	-		104.8	(100%)
Change in right-of-way liability	(0.3)	(0.5)	(0.6)	(0.9)	0.2	(40%)	0.3	(33%)
Cash and short-term investments - Closing	65.2	72.6	65.2	72.6	(7.4)	(10%)	(7.4)	(10%)

FINANCIAL POSITION

At June 30, 2005, we had current assets of $128.1 million and current liabilities of $140.1 million. Net working capital was a negative $12.0 million, an increase from the negative $23.0 million at December 31, 2004. This $11.0 million change from the prior year-end is primarily due to seasonal effects of accrued liabilities and trade payables, improvement in carrier costs reducing carrier payables, and the reduction of payroll related liabilities. Accounts receivables days sales outstanding of 30 days improved from the previous quarter by two days reflecting our ongoing efforts at improving collections.

Working Capital Changes

	June 30,	Dec 31,	Change from
(in millions of Canadian dollars)	2005	2004	end of prior year
Current assets	128.1	126.7	1.4	1%
Accounts payable & accrued liabilities	140.1	149.7	(9.6)	(6%)
Net working capital	(12.0)	(23.0)	11.0	(48%)
Current ratio	0.9	0.8	0.1	8%
Accounts receivable days sales outstanding	30	32	(2)	(6%)

Long-term debt increased by $4.9 million to $273.4 million from the end of last year resulting from effects of the fluctuating Canadian dollar. Right-of-way liability was $37.7 million, a decrease of $0.4 million from the end of last year, as payments continue to be made under our right-of-way agreements.

The decrease in cash balance, offset by reduced prepaid right-of-way, contributed in net debt increasing by $14.0 million from the end of last year to $241.0 million. Shareholders’ equity was $144.3 million as compared to $177.4 million at the end of last year, a decrease of $33.1 million which was primarily due to the net loss year-to-date in 2005.

Capital Structure

			Change from
	June 30,	Dec 31,	end of prior
(in millions of Canadian dollars)	2005	2004	year
Long-term debt	273.4	268.5	4.9	2%
Right-of-way liability	37.7	38.1	(0.4)	(1%)
Less:
Cash & short-term investments	65.5	73.7	(8.2)	(11%)
Prepaid right-of-way	4.6	5.9	(1.3)	(22%)
Total net debt	241.0	227.0	14.0	6%
Total shareholders' equity	144.3	177.4	(33.1)	(19%)
Total capitalization	385.3	404.4	(19.1)	(5%)
Net debt to capitalization	62.5%	56.1%		6.4%
Common & class B shares outstanding (millions)	36.0	35.8	0.2	0.0
Options outstanding (millions)	1.8	1.7	0.1	7%

Our net debt to net capitalization ratio stood at 62.5 per cent at the end of the second quarter, as compared to 56.1 per cent at the end of last year. The increase is due to net debt increasing while capitalization is decreasing due to reduction in shareholder’s equity.

REGULATORY ENVIRONMENT

Certain regulatory decisions published by the CRTC during the second quarter of 2005 will result in a positive material impact on the financial and/or operational performance of the Company’s business units going forward. Specifically,

•
The CRTC released it’s decision on the treatment of VoIP services, effectively regulating VoIP service offerings from incumbent local exchange carriers, notwithstanding appeals of the decision by Bell Canada and Telus, in that:

°	ILECs must file tariffs with all usual cost information for all in-territory VoIP services

°	All the existing competitive safeguards such as winback, promotions, price floor etc will apply against the ILEC VoIP offerings

°	LECS must provide equal access with respect to their VoIP services

This decision and associated safeguards ensure the Incumbent telephone companies are not able to market VoIP services in such a way as to circumvent existing CRTC regulations pertaining to Primary Exchange Service in order to winback or retain customers otherwise lost to a CLEC.

•
The CRTC clarified the regulations pertaining to wireline Local Service Promotions, reaffirming the 12-month win-back protection for new residential CLEC customers (and three month win-back protection for new CLEC Business customers). ILECs are permitted to offer wireline Local Service Promotions within their incumbent territory but attached are a number of competitive safeguards, including:

°	Promotions must involve a local wireline service available and equally promoted across one or more entire rate bands

°	They must not be limited to customers of competitors

°	They must pass an imputation test

°	The combined enrollment and benefit period of a promotion cannot exceed six months

°	There must be no customer lock-in requirement beyond the promotion period

°	There must be a minimum six-month waiting period after the expiry of the most recent previous promotion before offering a new promotion involving the same local service

•
During the quarter, the CRTC released its decision on Price Floor Proceeding, after voicing concerns that the current price floor mechanisms may not provide for a reasonable balance between the interests of consumers, ILECs and competitors. In particular, the Commission expressed concern that the downward pricing flexibility granted the large ILECs (including TELUS Communications Inc and Bell Canada) under the current mechanisms might have allowed the large ILECs to engage in targeted pricing in response to competitive entry. (CRTC Public Notice 2003-10). Therefore, the CRTC has modified existing pricing safeguards, including:

°	Modifying the imputation test for standalone services - costs of all Category / Competitor Services are to be determined by imputing the applicable tariffed rates

°
Modifying the imputation test for general tariff bundles - costs of Category / Competitor Services in a general bundle are to be determined by imputing the applicable tariffed rates, and costs of residential local exchange service in a general tariff bundle are to be determined by imputing the applicable tariffed rates

°	Modifying the pricing rules for term and volume contracts - the lowest rate in a grid must pass an imputation test

MD&A Fact Sheet

	Three Months Ended
	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,
(millions of Canadian dollars, except per share and minutes data)	2005	2005	2004	2004	2004	2004	2003	2003
Consumer Home Phone Service Bundles
Gross additions	51,808	46,800	48,000	51,700	44,700	40,600	46,600	35,200
Net additions	14,326	25,300	25,500	26,800	27,300	25,200	30,600	18,300
Churn	3.6%	2.2%	2.5%	3.1%	2.4%	2.3%	2.8%	3.4%
End of period lines	350,477	336,100	310,800	285,300	258,500	231,200	206,000	175,400
Line growth (per quarter)	4.3%	8.1%	8.9%	10.4%	11.8%	12.2%	17.4%	11.6%
Average monthly revenue per line (ARPL)	60.01	59.08	60.28	61.03	59.86	61.25	60.45	62.10
Selling and marketing	9.8	8.3	7.9	8.2	9.7	10.1	9.3	9.2
Activation costs	5.2	5.2	5.0	5.5	5.5	4.5	5.4	4.8
Total cost of acquisition	14.9	13.5	12.9	13.7	15.2	14.6	14.7	14.0
Cost of acquisition per line	290	288	269	265	339	359	315	398
Total Revenue
Consumer Services
Long distance service	30.7	32.2	33.7	36.0	37.7	40.0	42.5	44.0
Data service	2.3	2.6	2.9	3.2	3.4	3.6	3.8	4.0
Local service	42.5	38.2	35.9	33.1	29.0	26.8	24.1	21.7
Wireless service	4.0	2.9	3.1	2.8	2.5	1.9	1.5	0.1
	79.5	75.9	75.6	75.1	72.6	72.3	71.9	69.8
Business Services
Long distance service	37.1	37.7	37.7	36.2	37.5	39.5	37.8	38.5
Data service	45.6	45.2	39.5	34.4	35.1	33.5	33.0	33.9
Local service	19.3	18.2	14.7	11.2	10.4	9.3	8.8	8.3
	102.0	101.1	91.9	81.8	83.0	82.3	79.6	80.7
Carrier Services
Long distance service	24.3	25.7	30.3	32.8	31.6	34.8	39.6	41.8
Data service	9.6	11.1	11.1	12.6	11.7	11.8	11.8	11.5
Local service	2.0	2.0	2.2	1.9	1.9	1.3	1.2	1.1
	35.9	38.8	43.6	47.3	45.2	47.9	52.6	54.4
Total revenue	217.4	215.8	211.1	204.2	200.8	202.5	204.1	204.9

Long Distance Minutes (in thousands of minutes)
Consumer Services	388,782	410,044	418,450	391,818	397,920	400,990	390,739	366,248
Business Services	823,246	834,933	773,629	743,139	742,930	782,815	713,172	725,348
Carrier Services	1,175,423	1,230,958	1,241,533	1,259,324	1,257,978	1,261,622	1,250,727	1,102,970
	2,387,451	2,475,935	2,433,612	2,394,281	2,398,828	2,445,426	2,354,638	2,194,566
Carrier Charges, Operating Costs, Operating Profit & Net Income
Carrier charges	100.6	97.4	101.9	103.1	100.5	95.1	96.8	108.5
Gross profit	116.8	118.4	109.2	101.1	100.3	107.4	107.3	96.4
Operating costs
Consumer Services	26.2	24.1	28.0	28.8	31.2	31.3	28.0	26.6
Business Services	19.8	19.4	23.2	18.4	18.3	18.3	16.6	15.9
Carrier Services	1.7	1.8	2.7	2.6	2.2	2.2	0.3	1.2
Corporate	37.5	37.3	23.4	27.2	26.2	29.1	37.5	29.7
	85.2	82.6	77.3	77.0	77.9	80.9	82.4	73.4
Operating loss	(7.0)	(0.9)	(11.5)	(7.8)	(13.3)	(10.3)	(13.7)	(15.8)
Depreciation & amortization	36.4	37.1	36.9	37.2	35.7	36.8	38.6	38.8
Special Charges	2.2	-	-	-	-	-	-	-
Realignment & other charges	-	(0.4)	6.5	(5.3)	-	-	-	-
EBITDA	31.6	35.8	31.9	24.1	22.4	26.5	24.9	23.0
Net income (loss)	(21.3)	(13.0)	(13.8)	(1.6)	(33.1)	(29.9)	(16.9)	(30.2)
Earnings per share, basic	(0.59)	(0.36)	(0.39)	(0.05)	(0.93)	(0.84)	(0.48)	(1.15)
Gross profit as a % of revenue	53.7%	54.9%	51.7%	49.5%	50.0%	53.0%	52.6%	47.0%
EBITDA as a % of revenue	14.5%	16.6%	15.1%	11.8%	11.2%	13.1%	12.2%	11.2%

Free cash flow
Free cash flow	9.2	10.7	8.4	(1.6)	2.6	1.4	0.9	(1.7)
Change in non-cash working capital and other charges	(21.6)	(2.9)	(7.4)	3.7	(8.3)	32.7	(6.8)	5.1
Acquisition of Bell/GT capital asset option	(1.7)	-	-	-	-	-	-	-
Acquisitions	-	(1.6)	(0.5)	-	-	-	0.3	(20.0)
Increase in long-term investments	-	-	-	-	(0.2)	-	-	-
Change in right-of-way liability	(0.3)	(0.3)	(0.8)	(0.7)	(0.5)	(0.4)	(0.3)	(0.7)
Repurchase of long-term debt	-	-	-	-	-	(104.8)	-	-
Equity issued	0.3	-	-	-	-	-	5.4	35.2
Change in cash, cash equivalents & short-term investments	(14.1)	5.9	(0.3)	1.4	(6.4)	(71.1)	(0.5)	17.9
Increase (decrease) in short-term investments	30.3	(17.2)	11.3	(0.8)	(17.7)	66.0	(0.1)	(17.2)
Change in cash and cash equivalents	16.2	(11.3)	11.0	0.6	(24.1)	(5.1)	(0.6)	0.7

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ROGERS TELECOM HOLDINGS INC.

(FORMERLY CALL-NET ENTERPRISES INC.)

JUNE 30, 2005

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(millions of Canadian dollars)
	June 30, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	43.8	38.9
Short-term investments	21.7	34.8
Cash, cash equivalents and short-term investments	65.5	73.7
Accounts receivable (note 2)	29.0	22.8
Other current assets (note 3)	33.6	30.2
Total current assets	128.1	126.7
Capital assets (note 4)	429.5	458.3
Intangible assets (note 5a)	35.4	52.2
Other assets (note 5b)	11.9	11.7
Total assets	604.9	648.9
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities (note 6)	140.1	149.7
Long-term debt (note 7a)	273.4	268.5
Other long-term liabilities (note 7b)	47.1	53.3
Shareholders' equity
Capital stock (note 8)
Common shares, unlimited authorized	42.8	49.7
Class B non-voting shares, unlimited authorized	306.6	298.5
Preferred shares, unlimited authorized	-	-
Contributed surplus	4.4	4.4
Deficit	(209.5)	(175.2)
Total shareholders' equity	144.3	177.4
Total liabilities and shareholders' equity	604.9	648.9

Subsequent event (note 15)
See accompanying notes to the interim consolidated financial statements.

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

(millions of Canadian dollars, except per share amounts or otherwise indicated)

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2005	2004	2004
Revenue	217.4	433.2	200.8	403.3
Carrier charges	100.6	198.0	100.5	195.6
Gross profit	116.8	235.2	100.3	207.7
Operating costs	85.2	167.8	77.9	158.8
Special charges (note 15)	2.2	2.2	-	-
Realignment, restructuring and other charges (note 12)	-	(0.4)	-	-
Depreciation and amortization (notes 4 and 5)	36.4	73.5	35.7	72.5
Operating loss	(7.0)	(7.9)	(13.3)	(23.6)
Loss on sale of capital assets (note 4)	-	-	(0.9)	(0.9)
Loss on repurchase of long-term debt (note 7a)	-	-	-	(4.0)
Reversal of change in control provision (note 10)	-	-	-	4.7
Interest on long-term debt	(7.3)	(14.6)	(8.0)	(17.7)
Interest and other expense	(3.2)	(6.4)	(4.2)	(6.4)
Foreign exchange loss	(4.2)	(6.8)	(6.4)	(14.5)
Loss before taxes	(21.7)	(35.7)	(32.8)	(62.4)
Income tax benefits (expense)	0.4	1.4	(0.3)	(0.6)
Net loss for the period	(21.3)	(34.3)	(33.1)	(63.0)
Deficit, beginning of period	(188.2)	(175.2)	(126.7)	(96.8)
Deficit, end of period	(209.5)	(209.5)	(159.8)	(159.8)
Basic and diluted loss per share (note 13)	(0.59)	(0.96)	(0.93)	(1.77)

See accompanying notes to the interim consolidated financial statements.

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(millions of Canadian dollars)
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2004
				Restated (note 2)
OPERATING ACTIVITIES
Net loss for the period	(21.3)	(34.3)	(33.1)	(63.0)
Add (deduct) operating items not requiring cash:
Depreciation and amortization (notes 4 and 5)	36.4	73.5	35.7	72.5
Unrealized foreign exchange loss on long-term debt	3.6	4.9	6.7	12.7
Realignment and other charges (note 12)	-	(0.4)	-	-
Reversal of change in control provision (note 10)	-	-	-	(4.7)
Loss on repurchase of long-term debt (note 7a)	-	-	-	4.0
Loss on sale of capital assets (note 4)	-	-	0.9	0.9
Other non-cash operating expenses	0.6	1.5	0.8	2.1
Cash provided by operations before changes in non-cash working capital	19.3	45.2	11.0	24.5
Net change in non-cash working capital balances related to operations	(19.9)	(21.8)	(6.5)	28.1
Cash provided by (used in) operating activities	(0.6)	23.4	4.5	52.6

INVESTING ACTIVITIES
Purchase of short-term investments	(21.7)	(73.7)	(30.3)	(32.9)
Proceeds from short-term investments	52.0	86.8	12.6	81.2
Acquisition of capital assets	(11.8)	(28.0)	(10.6)	(24.6)
Acquisition of Bell/GT asset option (note 11)	(1.7)	(1.7)	-	-
Acquisition of intangible assets	-	(1.6)	-	-
Net proceeds on disposal of capital assets	-	-	0.4	0.4
Increase in long-term investments (note 5)	-	-	(0.2)	(0.2)
Cash provided by (used in) investing activities	16.8	(18.2)	(28.1)	23.9

FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.3)	(0.6)	(0.5)	(0.9)
Issuance of common shares	0.3	0.3	-	-
Repurchase of long-term debt (note 7a)	-	-	-	(104.8)
Cash used in financing activities	-	(0.3)	(0.5)	(105.7)
Net increase (decrease) in cash and cash equivalents during the period	16.2	4.9	(24.1)	(29.2)
Cash and cash equivalents, beginning of period	27.6	38.9	51.4	56.5
Cash and cash equivalents, end of period	43.8	43.8	27.3	27.3
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Cash received for interest	0.7	1.3	0.4	2.1
Cash paid for interest	16.1	17.2	17.3	20.2
Cash paid for capital and income taxes	0.9	1.7	0.9	1.9

See accompanying notes to the interim consolidated financial statements.

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

1.    BASIS OF PRESENTATION

Rogers Telecom Holdings Inc., formerly Call-Net Enterprises Inc. (the ‘Company’), through its various subsidiaries, including Rogers Telecom Inc. (formerly Sprint Canada Inc.), Call-Net Technology Services Inc., Call-Net Communications Inc., Call-Net Carrier Services Inc. and AlternaCall Inc., is an alternative provider of long distance, data, local and wireless telecommunications services to business and residential customers. The interim consolidated financial statements of the Company have been prepared using accounting principles that are in conformity with Canadian generally accepted accounting principles (Canadian GAAP), which are the same as those used in preparing the most recent annual consolidated statements.

Effective July 1, 2005, the Company was acquired by Rogers Communication Inc. (note 15).

These interim consolidated financial statements should be read in conjunction with the most recently prepared annual consolidated financial statements. The financial information included herein reflects all adjustments that, in management’s opinion, are necessary for the fair presentation of the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Accounting Changes and Recently Issued Accounting Pronouncements

Vendor rebates

In January 2005, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA) amended EIC-144, ‘Accounting by a customer (including a reseller) for certain consideration received from a vendor’. The standard is effective retroactively for periods commencing on or after February 15, 2005. The standard requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels, as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable. Otherwise, the rebates should be recognized as purchasing milestones are achieved. The Company has reviewed this interpretation and determined there is no material impact as a result of adopting EIC-144.

Variable interest entities

In December 2004, the CICA issued revised Accounting Guideline 15, ‘Consolidation of Variable Interest Entities’ (AcG-15), which was adopted by the Company effective January 1, 2005. AcG-15 clarifies the application of consolidation to those entities defined as ‘variable interest entities’ (VIEs), which are certain entities in which equity investors do not have the characteristics of a ‘controlling financial interest’ or there is not sufficient equity at risk for the entity to finance its own activities without additional subordinated financial support. VIEs will be consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs expected losses and/or expected residual returns. The Company has reviewed this interpretation and determined there is no impact as a result of adopting AcG-15.

2.    ACCOUNTS RECEIVABLE

	June 30, 2005	December 31, 2004
Trade receivables	30.6	27.5
Other	0.9	0.6
Allowance for doubtful accounts	(2.5)	(5.3)
	29.0	22.8

1

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Accounts Receivable Securitization Program

In 2003, the Company entered into a five-year accounts receivable securitization program permitting it to sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the Trust) to a maximum of $55.0, which was fully utilized as at June 30, 2005 and December 31, 2004. The Company remains exposed to certain risks of default on the amount of the receivables under securitization. The total amount transferred to the Trust as at June 30, 2005 was $70.5 (December 31, 2004 - $82.3). The Company retains on-going servicing responsibilities, and has a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales are on a fully-serviced basis and the Company does not receive any fees for its on-going servicing responsibilities. The servicing liability as at June 30, 2005 was $0.2 (December 31, 2004 - $0.3). The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the quarter ended June 30, 2005, the Company recognized a loss of $2.7 (2004 - $2.2) on the securitization of receivables, and a gain on servicing of $0.1 (2004 - $0.1 loss). The Company measures the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately one per cent. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

Cash flows from the securitization for the quarter are as follows:

	June 30, 2005	June 30, 2004
Proceeds from new securitizations during the quarter	-	-
Proceeds from collections reinvested during the quarter	133.6	125.4
Proceeds from collections pertaining to the retained interest during the quarter	40.1	48.4

Commencing in the fourth quarter of 2004, the Company presents proceeds from sales of accounts receivables within cash flows from operations on the statement of cash flows. Previously, these had been classified as investing activities. The comparative figures have been restated to conform to the current presentation.

3.    OTHER CURRENT ASSETS

	June 30, 2005	December 31, 2004
Retained interest in securitized receivables	16.5	24.8
Restricted cash (note 10)	6.1	-
Other	11.0	5.4
	33.6	30.2

During the three months ended March 31, 2005, the Company entered into an agreement with a related party (by virtue of the Company’s equity interest of an approximate 7.3 per cent and board representation) to provide the related entity with a line of credit for services provided by the Company to a maximum of $1.0. Repayments against the outstanding balance will commence no later than December 31, 2005 and

2

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

all amounts drawn must be fully repaid by October 31, 2006. Interest will be applied to the outstanding balance at an annualized compounded interest rate of 10.25 per cent commencing March 31, 2006. As of June 30, 2005, the outstanding balance of $1.0 is included in other current assets.

4.    CAPITAL ASSETS

	June 30, 2005			December 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Multiplex and telephone switch equipment	504.9	232.6	272.3	491.4	197.6	293.8
Fibre optic cable	109.9	23.7	86.2	109.8	19.9	89.9
Computer equipment and software	189.3	136.8	52.5	175.1	121.7	53.4
Buildings	14.1	1.3	12.8	14.1	1.1	13.0
Leasehold improvements	12.8	10.5	2.3	12.2	9.5	2.7
Furniture and fixtures	10.4	7.6	2.8	10.4	5.4	5.0
Land	0.6	-	0.6	0.5	-	0.5
	842.0	412.5	429.5	813.5	355.2	458.3

Details of depreciation expense are as follows:

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2004
Depreciation on capital assets	28.2	57.1	28.3	57.7
Accretion expense on asset retirement liability	0.1	0.2	0.1	0.2
	28.3	57.3	28.4	57.9

Included in capital assets are assets under construction and not yet being depreciated of $23.5 (2004 - $18.9).

Included in fibre optic cable assets are right-to-use fibres under indefeasible right of use (IRU) agreements with original terms extending to 20 years and net book value totaling $3.0 (2004 - $3.3).

During the three months ended June 30, 2004, the Company entered into an agreement to dispose of network access servers having a net book value of $1.3 for proceeds of $0.4, for a loss on sale of $0.9.

5.    INTANGIBLE AND OTHER ASSETS

(a) Intangible Assets

	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Customer relationships	126.1	90.7	35.4	126.7	74.5	52.2

3

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Details of amortization expense are as follows:

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2004
Amortization of customer relationships	8.1	16.2	7.3	14.6

(b) Other Assets

	June 30, 2005	December 31, 2004
Prepaid right-of-way	4.6	5.9
Deferred costs and other assets	6.7	5.2
Investment, at cost	0.6	0.6
	11.9	11.7

Details of amortization expense are as follows:

	Three Months Ended	Six Months Ended	Three Months Ended	Three Months Ended
	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2004
Amortization of deferred costs recorded as carrier charges	0.7	1.4	0.7	1.1

During the three months ended June 30, 2004, the Company purchased an additional 700,000 common shares of a related party from treasury at a price of $0.2625 per share.

6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2005	December 31, 2004
Accrued liabilities and trade payables	71.1	74.1
Carrier payables	34.0	37.7
Commodity, capital and income tax liabilities	16.2	18.8
Payroll related liabilities	12.2	13.4
Other	6.6	5.7
	140.1	149.7

7.    LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

(a)	Senior Secured Notes due 2008

	Interest Rate	June 30, 2005	December 31, 2004
Senior secured notes due 2008	10.625%	273.4	268.5

During the three months ended March 31, 2004, the Company purchased for cancellation a total of U.S.$76.4 (CDN$100.8) of the outstanding senior secured notes due 2008 at market prices. The total cost of this purchase to the Company was $104.8 resulting in a loss of $4.0.

4

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The Company’s remaining outstanding U.S.$223.1 senior secured notes mature on December 31, 2008. The senior secured notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The senior secured notes bear interest at 10.625 per cent per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The senior secured notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The senior secured notes are governed by a trust indenture which contains certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the senior secured notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time-to-time at the following redemption prices, plus accrued and unpaid interest to the redemption date: if redeemed during the 12-month period commencing on January 1, 2006 at 105.313 per cent, January 1, 2007 at 102.657 per cent and January 1, 2008 and thereafter at 100 per cent of the principal amount.

(b)	Other Long-Term Liabilities

	Interest Rate	June 30, 2005	December 31, 2004
Right-of-way liability (i)	10.0%	37.7	38.3
Customer relationships liability (note 11)	N/A	4.9	10.0
Lease exit costs (note 12)	N/A	2.2	2.8
Asset retirement obligations (ii)	10.0%	2.3	2.2
		47.1	53.3

(i) Right-of-way Liability

The right-of-way liability represents the net present value of payments to be made under right-of-way agreements with terms ranging from one to 20 years. The associated assets for the right-of-ways are recorded in capital assets.

(ii) Asset Retirement Obligations (ARO)

The undiscounted amount of the estimated cash flows required to settle the ARO is $10.3 (December 31, 2004 - $10.3). The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 10 per cent over a weighted-average period of 50 years.

5

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

8.    CAPITAL STOCK

Number of Shares	Common	Class B	Preferred
Balance, December 31, 2004	4,302,011	31,462,025	1
Issued pursuant to stock options	122,114	-	-
Issued pursuant to restricted stock units	88,667	-	-
Converted during the period, net	(872,090)	872,103	-
Fractional shares eliminated due to conversions during the period	(6)	(23)	-
Balance, June 30, 2005	3,640,696	32,334,105	1

Dollars	Common	Class B	Preferred
Balance, December 31, 2004	49.7	298.5	-
Converted during the period, net	(8.1)	8.1	-
Issued pursuant to restricted stock units	0.6	-
Issued pursuant to stock options	0.6	-	-
Balance, June 30, 2005	42.8	306.6	-

Contributed Surplus	Dollars
Balance, December 31, 2004	4.4
Stock-based compensation expense for the period	0.3
Transferred to common shares upon exercise of stock options	(0.3)
Balance, June 30, 2005	4.4

Refer to Note 15 for the impact on the Company’s capital stock, stock-based compensation plans and Shareholder’s Rights Plan, as described below, due to the change of control of the Company on July 1, 2005 as per the Plan of Arrangement.

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 3,261,000 common and class B non-voting shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the board of directors. The number of common shares and class B non-voting shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed five per cent of the aggregate outstanding common shares and class B non-voting shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Company’s financial reorganization completed on April 1, 2002. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceeding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3 per cent each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

6

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The following is a continuity of stock options outstanding for which common shares have been reserved:

	Number Outstanding	Weighted-Average Exercise Price Per Share
Balance, December 31, 2004	1,659,984	5.66
Granted during the period	421,700	5.65
Exercised during the period	(122,114)	3.00
Cancelled during the period	(134,751)	7.01
Balance, June 30, 2005	1,824,819	5.73
Exercisable, June 30, 2005	279,708	2.89

The following table summarizes information about the common shares stock options outstanding at June 30, 2005:

Common Shares
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at June 30, 2005	Weighted - Average Remaining Contractual Life in Years	Weighted - Average Exercise Price Per Share	Number Exercisable at June 30, 2005	Weighted - Average Exercise Price Per Share	Expiry Dates
$0.65to $0.80	18,817	4.1	$0.67	10,596	$0.68	2009
$1.80	258,134	4.7	$1.80	153,361	$1.80	2010
$2.34	12,000	6.3	$2.34	-	-	2011
$2.64	5,600	6.3	$2.64	-	-	2011
$3.90	11,200	6.1	$3.90	-	-	2011
$4.02	5,000	5.8	$4.02	1,666	$4.02	2011
$4.35	89,000	5.1	$4.35	26,332	$4.35	2010
$4.60	357,768	5.7	$4.60	85,487	$4.60	2011
$5.15	6,800	5.3	$5.15	2,266	$5.15	2010
$5.40	367,500	6.7	$5.40	-	-	2012
$7.33	54,200	6.8	$7.33	-	-	2012
$8.50	638,800	3.8	$8.50	-	-	2009

During the three months ended June 30, 2005, there were no stock options granted for which class B non-voting shares have been reserved. As at June 30, 2005, there were no class B non-voting shares stock options outstanding.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average fair value for options granted during the three and six months ended June 30, 2005 were $4.54 (2004 - $2.55) and $3.55 (2004 - $2.94) using the following assumptions:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
Risk free interest rate	3.21%	3.14% to 3.21%	2.45%	2.14% to 2.45%
Expected dividend yield	0%	0%	0%	0%
Expected volatility, common shares	97.2%	97.2% to 99.5%	101.7%	101.7% to 103.1%
Expected time until exercise, in years	3.0	3.0	3.0	3.0

7

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The total compensation cost recognized for the three and six months ended June 30, 2005 related to stock options were $0.1 (2004 - $0.6) and $0.3 (2004 - $1.1). The amount transferred from contributed surplus to share capital was $0.3 for the three and six months ended June 30, 2005 and was negligible for the three and six months ended June 30, 2004.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 20 per cent or more of the common shares, or 20 per cent of the aggregate shares of the Company, the shareholders and the board of directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2007 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Company’s financial reorganization on April 1, 2002. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted Stock Units (RSUs) issued pursuant to the Company’s Restricted Stock Unit Plan (RSUP) are subject to vesting provisions, that may include, at the discretion of the board of directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the common shares on the Toronto Stock Exchange (TSX). If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the TSX by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 1,678,000 shares. The maximum term for any RSU is three years. The outstanding RSUs vest in three annual installments of 33.3 per cent each. Upon the change of control, the RSUs vest immediately. The resulting compensation expense recorded for the three and six months ended June 30, 2005 was $0.2 (2004 - $0.1) and $0.4 (2004 - $0.2).

The following is a continuity of RSUs outstanding for which common shares have been reserved:

Restricted Stock Units
Number Outstanding
Balance, December 31, 2004	165,001
Granted during the period	236,800
Settled during the period	(104,667)
Cancelled during the period	(60,334)
Balance, June 30, 2005	236,800

8

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Deferred Share Unit Plan

Participants of the Company’s Deferred Share Unit Plan (DSUP) can elect to receive a portion of their annual compensation in the form of Deferred Share Units (DSUs). The number of DSUs received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the common shares or class B non-voting shares as applicable on the TSX. DSUs are redeemable upon the departure of the participant from the Company by the delivery of common shares or class B non-voting shares as applicable, equal to the number of DSUs credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSUs credited to the participant’s account multiplied by the five day trading average of the closing price of the applicable shares on the TSX on the date of termination. If shares are to be delivered, the shares will be purchased on the TSX by an independent administrator. The resulting additional compensation expense recorded during the three and six months ended June 30, 2005 was $0.2 (2004 - $nil) and $0.6 (2004 - $nil).

The following is a continuity of the DSUs outstanding for which common shares have been reserved:

Deferred Share Units
Number Outstanding
Balance, December 31, 2004	61,168
Granted during the period	30,158
Balance, June 30, 2005	91,326

9.    COMMITMENTS

On April 10, 2002, the Company and Sprint U.S. executed an agreement (the “Sprint Agreement”) with a term for a period of 10 years to allow the Company exclusive use of the Sprint trademark in Canada for various products and services provided by Sprint U.S. in return for payment of 2.5% royalty to Sprint U.S. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term. The Sprint Agreement includes an option of termination for both the Company and Sprint U.S. in an event of a change of control of either one of the parties, for a period of 180 days from the effective date of change on control. The transition period would be 90 days if the Company terminates the agreement and 180 days if Sprint U.S. terminates the agreement.

10.    CONTINGENCIES

On February 20, 2004, the Court of Appeal of Ontario dismissed the appeal of an earlier decision regarding a ‘change in control agreement’. As at April 20, 2004, the 60-day period in which the appellants had to seek leave to appeal to the Supreme Court of Canada expired. The Company reversed a $4.7 provision related to this action during the three months ended March 31, 2004.

Certain contingent payments payable to an investment banking firm upon close of the Plan of Arrangement (note 15) have been placed into an escrow account and have been classified as restricted cash within other current assets (note 3).

9

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

11.    ACQUISITIONS

Effective November 20, 2004, the Company acquired significant portions of 360networks Corporation’s business customer base in Ontario, Quebec and Atlantic Canada, from Bell Canada. The acquisition price for the business customer relationships is measured based on three times the average monthly revenue of the acquired customer base in the two months pre and post the closing date of the transaction, and will be paid over a two-year period. The initial purchase price was finalized in the period resulting in a $0.6 adjustment to the customer relationship intangible asset. The customer relationship intangible asset recorded of $17.0 includes $16.4 payable to Bell and $0.6M of transaction costs. At June 30, 2005, $9.8 of the remaining purchase price payable was included within accrued liabilities and $4.9 was included in other long-term liabilities (note 7(b)).

Concurrently, the Company entered into a two-year transitional services agreement under which Bell Canada will provide technical and operational services to the newly acquired customer base and in exchange be paid approximately 70 per cent of the total retail revenue with a minimum monthly payment of approximately $2.0. The payments are recorded within carrier charges and operating costs based on a split of 50 percent and 20 percent, respectively, in the interim consolidated financial statements based on management’s best estimate of fair value.

During the three months ended June 30, 2005, the Company also entered into a letter of agreement with Bell Canada to purchase certain local and interexchange carrier network assets in New Brunswick and Nova Scotia for a purchase price of $12.6 which is expected to close in the third quarter of 2005, and to purchase an option to acquire certain other CLEC network assets, valued at $22.4 in Eastern Canada.  The cost of the option of $1.7 was paid in the second quarter and was included in other assets as at June 30, 2005.  The balance of the purchase price for the optioned assets, to a maximum of $20.7, is payable upon delivery of the assets which will occur upon exercise of the option, expected at the end of 2006.   The letter of agreement also provides for the extension of the transitional services agreement by 12 to 18 months beyond the initial term which was set to end December 31, 2006.

On February 13, 2004, the Company acquired the remaining 25 per cent non-voting shares and 76 per cent voting shares of Time ICR that it did not own for $0.4. This acquisition has been accounted for as a business combination using the purchase method, and the results of operations were included in these consolidated financial statements from the dates of acquisition. The purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

12.    REALIGNMENT AND RESTRUCTURING CHARGES

(a)
As at December 31, 2004, the Company recorded a special charge of $7.8 for severance incurred as part of its plan to improve organizational effectiveness by consolidating its corporate, operations, marketing and provisioning functions. During the three and six months ended June 30, 2005, payments of $0.6 and $4.8 were made and a reduction of $0.8 to the accrual was recorded primarily due to changes in business circumstances requiring a revision to the initial plan. Furthermore, an additional charge of $0.4 was recorded in the first quarter for the final stage of the reorganization. As at June 30, 2005, this provision was fully paid.

Severance Provision
Balance, December 31, 2004	5.2
Payments made during the period	(4.8)
Revisions to accrual during the period	(0.4)
Balance, June 30, 2005	-

10

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

(b)
In 2002, the Company recorded a restructuring charge for lease termination costs incurred as part of its plan to further streamline and focus its operations. As at June 30, 2005 and December 31, 2004, the current portion of $1.1 and $1.0, respectively, of the lease exit cost liability was included within accrued liabilities, and $2.2 and $2.8, respectively, was included in other long-term liabilities. The remaining facility lease exit costs balance will be paid over the terms of the related leases up to 2010.

Lease Exit Costs
Balance, December 31, 2004	3.8
Payments made during the period	(0.5)
Balance, June 30, 2005	3.3

13.    EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of common shares and class B non-voting shares outstanding during the period (3 months ended June 30, 2005 - 35,867,769; 3 months ended June 30, 2004 - 35,754,738; 6 months ended June 30, 2005 - 35,819,947; 6 months ended June 30, 2004 - 35,624,051). Due to a loss for all periods presented, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive. As at June 30, 2005 and 2004, the Company had 1,824,819 and 1,723,584 stock options outstanding, which could be dilutive to future periods. For these same periods, it had 236,800 and 173,001 RSUs, and 91,326 and 44,931 DSUs, which could be dilutive to future periods.

14.    SEGMENT INFORMATION

The Company is a facilities-based carrier of long distance, data, local, enhanced voice and wireless communications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Services, including small, medium and large business and government customers and (iii) Carrier Services, including other providers and carriers of telecommunications services.

During the fourth quarter of 2004, the Company changed the allocation of the Consumer Services system access fees to allocate to all products based on revenues. Previously, the Consumer Services system access fees were included in long distance revenue only. Accordingly, segment information of comparative periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business division as assets are shared by all segments. The Company did not have an economic dependence on any one customer for the three and six months ended June 30, 2005 or for prior periods presented.

11

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Customer Segments

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and Other	Total
Three months ended June 30, 2005
Long distance	30.7	37.1	24.3	-	92.1
Data	2.3	45.6	9.6	-	57.5
Local	42.5	19.3	2.0	-	63.8
Wireless	4.0	-	-	-	4.0
Total revenue	79.5	102.0	35.9	-	217.4
Operating costs	(26.2)	(19.8)	(1.7)	(37.5)	(85.2)
	53.3	82.2	34.2	(37.5)	132.2
Carrier charges					(100.6)
Depreciation and amortization					(36.4)
Realignment, restructuring and other charges					(2.2)
Operating loss					(7.0)

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and Other	Total
Six months ended June 30, 2005
Long distance	62.9	74.8	50.0	-	187.7
Data	4.9	90.8	20.7	-	116.4
Local	80.7	37.5	4.0	-	122.2
Wireless	6.9	-	-	-	6.9
Total revenue	155.4	203.1	74.7	-	433.2
Operating costs	(50.3)	(39.2)	(3.5)	(74.8)	(167.8)
	105.1	163.9	71.2	(74.8)	265.4
Carrier charges					(198.0)
Depreciation and amortization					(73.5)
Realignment, restructuring and other charges					(1.8)
Operating loss					(7.9)

12

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and Other	Total
Three months ended June 30, 2004
Long distance	37.7	37.5	31.6	-	106.8
Data	3.4	35.1	11.7	-	50.2
Local	29.0	10.4	1.9	-	41.3
Wireless	2.5	-	-	-	2.5
Total revenue	72.6	83.0	45.2	-	200.8
Operating costs	(31.2)	(18.3)	(2.2)	(26.2)	(77.9)
	41.4	64.7	43.0	(26.2)	122.9
Carrier charges					(100.5)
Depreciation and amortization					(35.7)
Operating loss					(13.3)

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and Other	Total
Six months ended June 30, 2004
Long distance	77.7	77.0	66.4	-	221.1
Data	7.0	68.6	23.5	-	99.1
Local	55.8	19.7	3.2	-	78.7
Wireless	4.4	-	-	-	4.4
Total revenue	144.9	165.3	93.1	-	403.3
Operating costs	(62.5)	(36.6)	(4.4)	(55.3)	(158.8)
	82.4	128.7	88.7	(55.3)	244.5
Carrier charges					(195.6)
Depreciation and amortization					(72.5)
Operating loss					(23.6)

15.	SUBSEQUENT EVENT

On May 11, 2005, the Company and Rogers Communications Inc. (‘RCI’) entered into a definitive agreement under which RCI would acquire the entire Company in a stock for stock transaction under a “Plan of Arrangement” pursuant to Section 192 of the Canada Business Corporation Act. On June 29, 2005, the Company’s shareholders voted to approve the acquisition pursuant to the Plan Arrangement. Final approval for the arrangement was received from the Ontario Superior Court of Justice on June 30, 2005. The transaction closed and was effective on July 1, 2005 (the Effective Date). Upon or immediately prior to the July 1, 2005, closing date the following occurred:

•	The Shareholders’ Rights Plan described in note 8 was terminated (and all rights thereunder expired) immediately prior to the Effective Date and were of no further force or effect;
•
Each common share (other than common shares in respect of which the Shareholder has validly exercised his or her right of dissent) were deemed to be transferred to Call-Net Acquisition Company, in the case of Non-Taxable Holders, and to RCI in the case of all other Shareholders, for RCI Non-Voting Shares on the basis of one RCI Non-Voting Share for every 4.25 common shares;

13

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

•	Each common share in respect of which a Shareholder has validly exercised his or her right of dissent was deemed to be transferred to the Company for cancellation;
•	The Preferred Share was deemed to be redeemed by the Company for $1.00, being the redemption price thereof;
•
Each holder of the Company’s Stock Options that are outstanding and unexercised immediately prior to the Effective Date received options to acquire RCI Non-Voting Shares under the RCI Stock Option Plan in replacement for such Stock Options (see note 8); and

•
With respect to any of the Company’s RSUs and DSUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested) (see note 8), in no event represented any entitlement to receive or otherwise acquire Common Shares or to acquire RCI Non-Voting Shares, but otherwise the rights of a holder thereof were unaffected and each such holder were paid on the Effective Date the amount to which such holder is entitled in respect of such holder’s RSUs and DSUs.

Additional information concerning the Plan of Arrangement is contained in the Company’s Management Proxy Circular dated May 25, 2005 which has been filed on SEDAR and EDGAR.

On July 7, 2005, Call-Net Enterprises Inc. was renamed Rogers Telecom Holdings Inc. and Sprint Canada Inc. was renamed Rogers Telecom Inc.

Other Change of Control Matters

Pursuant to the terms of the Company’s stock-based compensation plans, the change of control triggers all outstanding stock options and RSUs to vest, which will result in additional compensation expense of $4.1 at July 1, 2005. In addition, certain change of control provisions in senior executive employment contracts will be triggered costing approximately $3.4 on the same date.

The change of control allows the Company or Sprint U.S. to terminate the Sprint agreement (note 9) and the Company has given such notice with the termination to be effective September 29, 2005.

Upon the change of control, the Company is required to offer to purchase all outstanding senior secured notes within 30 days of July 1, 2005 at a purchase price of 101 per cent of their principal amount plus accrued and unpaid interest to the date of purchase (note 7a).

The Effective Date also triggered a transaction success fee to an investment banking firm of $6.1. The contingent fee has been put into escrow and is shown as restricted cash within other current assets at June 30, 2005 (note 3).

During the period ended June 30, 2005, a special charge of $2.2 was taken which was for the direct and incremental costs incurred related to the Plan of Arrangement.

On July 25, 2005, the Company commenced the termination process for its $55.0 accounts receivable securitization program.

14